Exhibit 99.1

DRYSHIPS INC. ANNOUNCES REGISTERED DIRECT OFFERING

November 17, 2016, Athens, Greece — DryShips Inc. (NASDAQ:DRYS) (the "Company"), an international owner of drybulk carriers and offshore support vessels, announced today that the Company has entered into a Securities Purchase Agreement with Kalani Investments Limited, an entity organized in the British Virgin Islands ("Kalani") and that is not affiliated with the Company, for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, prepaid warrants to initially purchase an aggregate of 372,874 common shares (with the number of common shares issuable subject to adjustment as described therein), and 100 common shares. Kalani is entitled to receive 10,000 common shares but is electing to receive 100 common shares and the prepaid warrant will be immediately exercisable for 9,900 common shares.
The securities will be issued to Kalani through a registered direct offering pursuant to a Form F-3 registration statement the Company currently has on file with the U.S. Securities & Exchange Commission ("SEC").
The gross proceeds from the sale of the securities will be approximately $20 million.  The Company may further receive up to an aggregate of $80 million if all of the preferred warrants are exercised, for total proceeds of $100 million. The Company intends to use the net proceeds from the sale of the offered securities for general corporate purposes and/or to repay indebtedness under one or more of our existing credit facilities and/or to repay indebtedness incurred under the Revolving Facility with Sifnos Shareholders Inc., an entity controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, although the Company has no present agreements to do so.
Our common shares are listed on the Nasdaq Capital Market under the symbol "DRYS." Currently the Company has 1,137,712 shares (including treasury stock) issued and oustanding. On November 15, 2016, the last reported sale price of our common stock was $73.00 per share. The Series E-1 Convertible Preferred Shares, Series E-2 Convertible Preferred Shares, Series E-1 Preferred Warrants, Series E-2 Preferred Warrants, Series F-1 Common Warrant and Series F-2 Common Warrant will not be listed on any national securities exchange. There is no established public trading market for the Series E-1 Convertible Preferred Shares, Series E- 2 Convertible Preferred Shares, Series E-1 Preferred Warrants, Series E-2 Preferred Warrants, Series F-1 Common Warrant or Series F-2 Common Warrant, and the Company does not expect a market to develop.  The Company expects to issue the shares to Kalani on or about November 21, 2016.
Apart from the transaction described in this press release, the Company is not aware of any other news that would result in the increased trading activity of its stock or a fluctuation of its stock price.
The following summary of the terms of the securities in this offering does not purport to be complete and is qualified in its entirety by the transaction documents filed on a Foreign Report on Form 6-k concurrently herewith.

Series E-1 Convertible Preferred Shares
We are initially issuing 20,000 shares of Series E-1 Convertible Preferred Shares and will have 30,000 additional shares of Series E-1 Convertible Preferred Shares available to be issued pursuant to our Statement of Designations of the Series E-1 Preferred Warrants (as discussed below).  The Series E-1 Convertible Preferred Shares are convertible at any time at the option of the holder into common shares at a fixed conversion price of $30.00 per common share; provided, however, that if the volume weighted average price of the common shares on the Nasdaq Capital Market is below $30.00 (subject to adjustment as described herein), then the holder may convert the Series E-1 Convertible Preferred Shares at an alternate price equal to the higher of (x) 77.5% of the lowest daily volume weighted average price on any trading day during the 14 consecutive trading day period ending on the trading day immediately prior to the conversion date and (y) $1.50. At any time, the Company may redeem all, but not less than all, of the Series E-1 Convertible Preferred Shares on the terms described in the documents governing the governing documents.
Series E-2 Convertible Preferred Shares
We are not issuing any Series E-2 Convertible Preferred Shares initially, but 50,000 Series E-2 Convertible Preferred Shares are available to be issued upon exercise of our Series E-2 Preferred Warrants (as described below) pursuant to our Statement of Designations with respect thereto.  The Series E-2 Convertible Preferred Shares are convertible at any time at the option of the holder into common shares at a fixed conversion price of $30.00 per common share; provided, however, that if the volume weighted average price of the common shares on the Nasdaq Capital Market is below $30.00 (subject to adjustment as described herein), then the holder may convert the Series E-2 Convertible Preferred Shares at an alternate price equal to the higher of (x) 85% of the lowest daily volume weighted average price on any trading day during the 21 consecutive trading day period ending on the trading day immediately prior to the conversion date and (y) $1.50. At any time, we may redeem all, but not less than all, of the Series E-2 Convertible Preferred Shares on the terms described in the governing documents.
Series E-1 Preferred Warrants
The Series E-1 Preferred Warrants will be exercisable into up to 30,000 Series E-1 Convertible Preferred Shares at any time at the option of the holder thereof at an exercise price of $1,000 per Series E-1 Convertible Preferred Share, and shall expire two years after the date of issuance of such warrant (the "Series E-1 Preferred Warrants Expiration Date").
Series E-2 Preferred Warrants
The Series E-2 Preferred Warrants will be exercisable into up to 50,000 Series E-2 Convertible Preferred Shares at any time at the option of the holder thereof at an exercise price of $1,000 per Series E-1 Convertible Preferred Share, and shall expire two years after the date of issuance of such warrant (the "Series E-2 Preferred Warrants Expiration Date").

Series F-1 Common Warrants
In connection with the purchase of Series E-1 Convertible Preferred Shares, we have agreed to issue to Kalani additional shares of Common Stock equal to 1.5% of the quotient of (x) the Aggregate Exercise Price (as defined in the Series E-1 Preferred Warrants) paid to the Company in connection with an exercise of the Series E-1 Preferred Warrants, divided by (y) the Alternate Conversion Price (as defined in the Series E-1 Convertible Preferred Shares Statement of Designations), which Kalani has agreed to accept in the form of a prepaid Series F-1 Common Warrant (the "Additional F-1 Common Shares").  Initially, the Series F-1 Common Warrant will only be exercisable into 9,900 of our common shares (which together with the 100 common shares issued to Kalani initially, represent the 10,000 shares issuable at a deemed price of $30 per share in connection with the initial issuance of Series E-1 Convertible Preferred Shares).  Upon each exercise of the Series E-1 Preferred Warrant, the related Additional F-1 Convertible Common Shares shall become exercisable thereunder.  No consideration is required to be paid upon any exercise of the Series F-1 Common Warrants. The Series F-1 Common Warrant shall expire (i) if no Series E-1 Preferred Warrants are exercised, on the Series E-1 Preferred Warrants Expiration Date or (ii) if the Series E-1 Preferred Warrants are exercised, in whole or in part, prior to the Series E-1 Preferred Warrants Expiration Date, then two years after the Series E-1 Preferred Warrants Expiration Date.
Series F-2 Common Warrants
In connection with the purchase of Series E-2 Convertible Preferred Shares, we have agreed to issue to Kalani additional shares of Common Stock equal to 1.5% of the quotient of (x) the Aggregate Exercise Price (as defined in the Series E-2 Preferred Warrants) paid to the Company in connection with an exercise of the Series E-2 Preferred Warrants, divided by (y) the Alternate Conversion Price (as defined in the Series E-2 Convertible Preferred Shares Statement of Designations), which Kalani has agreed to accept in the form of a prepaid Series F-2 Common Warrant (the "Additional F-2 Common Shares").  Initially, the Series F-2 Common Warrant will not be exercisable into any common shares.  Upon each exercise of the Series E-2 Preferred Warrant, the related Additional F-2 Convertible Common Shares shall become exercisable thereunder.  No consideration is required to be paid upon any exercise of the Series F-2 Common Warrants. The Series F-2 Common Warrant shall expire (i) if no Series E-2 Preferred Warrants are exercised, on the Series E-2 Preferred Warrants Expiration Date or (ii) if the Series E-2 Preferred Warrants are exercised, in whole or in part, prior to the Series E-2 Preferred Warrants Expiration Date, then two years after the Series E-2 Preferred Warrants Expiration Date.

Number of our Common Shares Issuable in Satisfaction of the
 Securities to be Sold in this Offering Based on Various Assumed Market Prices

Assumed Market Prices	Number of Shares Potentially Issuable*
$30 per share or greater	3,616,667
$25 per share	5,347,457
$20 per share	6,681,822
$15 per share	8,905,762
$10 per share	13,353,643
$5 per share	26,697,287
$1.50 per share (the floor price)	72,143,333

*Assumes full conversion and exercise of all securities to be sold in this offering into common shares (without regard to any limitations on conversion or exercise) on the day immediately after the make whole period expires and assuming a volume weighted average price on each date of determination and on each trading day in any applicable measuring period, as applicable, equal to the Assumed Market Price in the table above.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus. A shelf registration statement on Form F-3 (File No. 333-202821), including a base prospectus, relating to the securities being offered has been filed with the SEC and declared effective. A prospectus supplement relating to the offering is being filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from DryShips Inc., 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece, Attention: Investor Relations.

About DryShips Inc.

The Company is an owner of drybulk carriers and offshore support vessels that operate worldwide.  The Company owns a fleet of 14 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

The Company's common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events, including the registered direct offering, and financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure to consummate the registered direct offering, the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the SEC, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com